DSM Press Release

820-3120

DSM, Corporate Communications,
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Telephone (31)
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E-mail : media.re







20E

Heerlen (NL) / Shanghai (PRC), 18 April 2006

Opening of new compounding site

DSM to double capacity for engineering plastics in China

Royal DSM N.V. today announces the opening of its new compounding site for engineering plastics at Jiangyin in the Jiangsu province of China on April 26, 2006. This project will double the total capacity for the product lines Stanyl® PA46, Akulon® PA6 and Arnite® PBT. These materials are used in manufacturing key molded components for the automotive, electrical and electronics, consumer and industrial segments.

DSM has continued its solid growth in China during the last decade by offering innovative, value-added application solutions to its customers. The new manufacturing facility illustrates DSM's long term commitment to the Chinese market. It provides the Chinese customers with local access to DSM's global technology, and will further improve customer service levels.

The new manufacturing facility uses leading edge compounding technology and is fully equipped with best-in-class safety, health and environment compliance systems. This new facility will meet the growing local demand of the Chinese market and serve as a prime sourcing base for the Asia Pacific region. The facility design allows for additional capacity expansion to accommodate further growth in demand in the future.

"We have managed to develop and grow our business in China very fast over recent years. This project is an important new step in the context of DSM's strategy Vision 2010 – Building on Strengths. *It serves two key strategic targets: market-driven growth and innovation in the Performance Materials cluster and expanding our presence in the emerging China market."* comments Nico Gerardu, member of the Managing Board of DSM N.V.

The project includes the expansion of DSM Engineering Plastics' Regional Development Service Center. This will further enhance DSM's capability to offer technical and design support to its customers, specifically in China and within the region.

About DSM Engineering Plastics

DSM Engineering Plastics is a business group forming part of DSM's Performance Materials cluster. DSM Engineering Plastics is a global supplier of Stanyl PA46 and Akulon® 6 and 66 polyamides, Arnitel® TPE-E, Arnite® PBT and PET polyesters, Xantar® polycarbonate, Yparex® extrudable adhesive resins, and Stamylan® UH Ultra High Molecular Weight PE. These materials are used in technical components for electrical appliances, electronic equipment and cars, in barrier packaging films as well as in many mechanical and extrusion applications. The business group had annual sales of EUR 705 million in 2005. With Stanyl, it is the global market leader in high-heat polyamides.

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About DSM

DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). DSM's strategy, named Vision 2010 – *Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. Market-driven growth, innovation and increased presence in emerging economies are key drivers of this strategy. The group has annual sales of over EUR 8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa and the Americas. More information about DSM can be found on www.dsm.com.

For more information:

DSM Corporate Communications
Nelleke Barning
tel. +31 (0) 45 5782017
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com